UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Biosite Incorporated

(Name of Subject Company (Issuer))

Beckman Coulter, Inc.

Louisiana Acquisition Sub, Inc.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per Share

(Titles of Classes of Securities)

090945106

(CUSIP Number of Class of Securities)

Scott Garrett

President & CEO

Beckman Coulter, Inc.

4300 N. Harbor Boulevard

Fullerton, California 92834-3100

(714) 871-4848

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the filing person)

Copies to:

Paul D. Tosetti

Cary K. Hyden

Jonn R. Beeson

Latham & Watkins

633 W. 5th Street, Suite 4000

Los Angeles, CA 90071

(213) 485-1234

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$N/A	$N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock of Biosite Incorporated (“Biosite”) by Louisiana Acquisition Sub, Inc. (the “Purchaser”), a wholly-owned subsidiary of Beckman Coulter, Inc. (“Beckman”). Attached is the press release issued by Beckman on April 2, 2007.

This filing and the attached exhibit is neither an offer to purchase nor a solicitation of an offer to sell shares of Biosite and does not constitute an offer to sell or buy any other securities. The tender offer for the shares of Biosite has not commenced. Stockholders of Biosite are urged to read the relevant tender offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, Beckman and the Purchaser will file tender offer materials with the U.S. Securities and Exchange Commission (SEC) and Biosite will file a Solicitation/Recommendation Statement with respect to the offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Biosite at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Free copies of these documents will also be available from the Information Agent that will be retained by Beckman in connection with the tender offer.

Exhibit Index

Exhibit No.	Document Description

99.1	Press Release dated April 2, 2007.